Austin Legal Group, APC LAWYERS 3990 OLD TOWN AVE, STE A-112 SAN DIEGO, CA 92110 LICENSED IN CALIFORNIA & HAWAII & ARIZONA TELEPHONE (619) 924-9600 FACSIMILE (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com

May 8, 2017

Ann Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Division of Corporation Finance

Re:	Stealth Air Corp.
Offering Statement on Form 1-A Filed March 8, 2017 File No. 024-10682

Ms. Nguyen Parker:

Please see below for responses to the Division’s letter dated April 4, 2017 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Offering Statement on Form 1-A, filed March 8, 2017 (“Amendment”) by Stealth Air Corp. (the “Company”), as further herein detailed.

Offering Circular

Risk Factors, page 6

We will need a significant amount of capital to carry out our proposed business plan, page 7

1.	Please revise this risk factor to quantify the estimated amount of capital that you will need to undertake your business plan, as well as how long you expect that capital to last before the company needs to raise additional funds, or include this information in the Business section.

Please see pg. 7 of the Amendment. The Company estimates that it needs $700,000 to implement its business plan and currently has approximately $229,000 in capital on hand, stemming from a loan from the Company’s CEO, which funds are expected to last approximately four months.

May 8, 2017

Our potential for rapid growth…page 8

2.	The first full risk factor on page 8 refers to an individual email marketing platform that is not discussed elsewhere in your Offering Circular. Please revise the risk factor, or advise us of its connection to your business.

The reference to an email marketing platform was inadvertently included and has been deleted from the Amendment.

Our products incorporate software that is highly technical and complex, page 9

3.	Please expand this risk factor, or provide a separate risk factor, to discuss the risk that a cybersecurity data breach would present for your company or your products.

Please see the additions made to the above referenced risk factor on page 9 of the Amendment.

Use of Proceeds, page 13

4.	You indicate that your offering will be conducted on a “best-efforts” basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered (in addition to the information you have provided for a 100% sale).

Please see pg. 14 of the Amendment, under “USE OF PROCEEDS,” for additional tables showing alternative uses of proceeds based on the percentage of maximum offering proceeds received, as well as throughout the offering statement for correction.

5.	In this section, the company states that it will use $432,000 of the offering proceeds for Technology Development. On page 19, the company states that it will spend approximately $303,900 on research and development in FY 2017. On page 21, the company states that it has “no plans to undertake any product research and development during the next 12 months.” Please clarify how much money, if any, the company intends to spend on research and development.

The figure of $432,000 in the use of proceeds table is correct, with approximately $303,000 to be allocated towards software and hardware and the rest towards development of ancillary products. The disclosures on page 20 and 21 of the Amendment have been corrected to reflect the foregoing.

Description of Business, page 17

Business, page 17

6.	On page 5, the company states that it has “earned no revenues since inception.” On page 18, the company states that it has “just recently begun to recognize revenues by securing a deposited contract with City Wide roofing of PA.” Please clarify whether or not the company has earned revenues to date.

The disclosure on pg. 5 of the Amendment has been updated to note that the Company has earned only nominal revenues since inception and in the last quarter of March 31, 2017. The Company just recently began recognizing revenues.

May 8, 2017

Description of Property, page 19

7.	On page 17, the disclosure states that the company’s principal address is an airport in New York. On page 18, the disclosure states that FAA regulations prohibit drones from being flown within five miles of airports. In light of this restriction, please describe where the company is developing and testing its drones.

The FAA rules allow for flight of drones near airports, providing permission is received from the flight tower. The Company’s airport location, which is a private airport, has the ability to offer more frequent flights. In addition, the Company’s office is an ex-airplane hangar, allowing for testing inside the hangar. The Company also uses an alternative test site for filming and the like, which is located approximately 10 minutes from the Company’s office and requires us to have a permit. Page 18 of the Amendment has been updated accordingly.

Executive and Director Compensation, page 26

8.	Please revise the table on page 26 to include a “Total” column and be sure to update to include information for the 2017 fiscal year. Please also provide the table required by Item 402(p) of Regulation S-K.

The table on pg. 28 of the Amendment has been updated in accordance with above. The table required by Item 402(p) of Regulation SK has been included on pg. 29 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 27

9.	Please reconcile your statement on page 12 that your officers, directors and major shareholders control 82.20% of the company’s outstanding voting securities with the disclosure in the beneficial ownership table on page 28 that the officers and directors control 29.45%. In this regard, please confirm that you have included in the table on page 28 all beneficial owners as required by Item 403 of Regulation S-K. We note, for example, disclosure on page 28 regarding equity issuances to related persons.

The Company’s officers and directors currently hold approximately 29.45% of the Company’s issued and outstanding common stock. All 5% and greater shareholders have been added to the table on pg. 28, which shareholders were inadvertently deleted prior to the Company’s previous filing.

Financial Statements, page F-1

10.	Please include interim financial statements for the six months ended September 30, 2016 in accordance with the instructions to Part F/S(b)(3)(B) of Form 1-A.

Updated unaudited financial statements, for the period ended and as of September 30, 2016, have been included on pg. F-12 of the Amendment.

Report of Independent Registered Public Accounting Firm, page F-2

11.	Please correct the financial position “as of” date in the opinion paragraph which currently refers to “March 31, 201”.

The missing date has been corrected in the opinion within the Amendment.

May 8, 2017

Exhibits

12.	Please file any material agreements the company has with Havas Worldwide, SnapSportz of Hawaii, and City Wide Roofing as exhibits.

The above agreements have been included as Exhibits to the Amendment.

13.	Please file a legality opinion with your amendment, as required by Item 17 of Form 1-A.

The opinion has been included as Exhibit 12 to the Amendment.

We appreciate your time and attention in this matter.

Sincerely, AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.